09058946

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 2 2009
Washington, DC
110

SEC FILE NUMBER
8- 67211

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DHF Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip, 11th Floor
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Terence Ma (212) 803-5050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terence Ma, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DHF Services LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHARD M. ANDREW
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AN6163244
Qualified In Queens County
My Commission Expires March 19, 2011

DHF Services LLC

(A Development Stage Entity)

Statement of Financial Condition

December 31, 2008

DHF Services LLC
(A Development Stage Entity)
Index
December 31, 2008

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of DHF Services LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of DHF Services LLC (the "Company"), at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
February 27, 2009

DHF Services LLC
(A Development Stage Entity)
Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	660,903
Prepaid expenses		141,668
Fixed assets, net		8,693
Other assets		6,600
Total assets	$	817,864
Liabilities and Member's Equity		
Liabilities		
Accrued expenses	$	62,491
Total liabilities		62,491
Member's equity		
Member's interest		3,841,658
Accumulated deficit		(3,086,285)
Total member's equity		755,373
Total liabilities and member's equity	$	817,864

The accompanying notes are integral to this statement of financial condition.

1. Organization

DHF Services LLC ("DHF" or the "Company") is a limited liability company formed in the state of Delaware on April 27, 2005. DHF was formed to become a registered broker-dealer that will establish a dealer hedging facility (the "Facility"). From inception through this reporting date, December 31, 2008, DHF has been a wholly owned subsidiary of DHF Funding LLC ("DHF Funding"). DHF Services LLC is a single member LLC wholly owned by DHF Funding LLC. DHF Funding is owned by CMET Holdings LLC, Debsamax LLC, and other minority owners. In March 2006, DHF successfully completed its broker-dealer registration process with the Securities and Exchange Commission ("SEC"), pursuant to the Securities Exchange Act of 1934, as amended, and in June 2006, was granted its membership with the National Association of Securities Dealers, Inc. ("NASD"), the predecessor of the Financial Industry Regulatory Authority ("FINRA").

As DHF is in the development stage and has not commenced operations, to date, substantially all of its efforts have been associated with the advancement of its business plan and capital formation.

2. Summary of Significant Accounting Policies

Cash
Cash consists of cash in banks which is held primarily at one major U.S. financial institution.

Depreciation and Amortization
Fixed assets consist of furniture, which is stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of 5 years.

Income Taxes
The Company is a single member limited liability company and is not subject to U.S. federal or state income taxes. However, the Company's parent, DHF Funding, is subject to New York City Unincorporated Business Tax ("UBT"). The Company also has a net operating loss ("NOL") carryforward for UBT purposes that is available to offset future profits which results in a deferred tax asset.

Management has determined that a full valuation allowance is required since it is more likely than not that the deferred tax asset will not be realized.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Member's Equity

DHF Funding is the sole member of the Company. During the year ended December 31, 2008, DHF received $674,282 in aggregate capital contributions from DHF Funding (refer to Note 4 for additional information on this contribution).

4. Related Party Transactions

In accordance with the Amended LLC Agreement dated July 6, 2007, Debsamax LLC, a Delaware limited liability company wholly owned by The Bank of New York Mellon Corporation, has made a Capital Contribution to DHF Funding in the amount of $5,000,000 of Seed Capital Preferred Interests. DHF Funding has then made a contribution to DHF in order to pay developmental costs.

Software License and Technology Commitments
Matrix Applications LLC ("Matrix") is a wholly-owned subsidiary of CMET Holdings, which is a shareholder of DHF Funding. For the year ended December 31, 2008, Matrix provided data processing services to DHF. DHF agreed to reimburse Matrix the salary of a programmer hired for the sole purpose of enhancing the Software Provider's software to support DHF's intended business.

5. Net Capital Requirement

DHF is subject to the SEC Uniform Net Capital Rule ("Rule15c3-1"), which requires the maintenance of minimum net capital. Under Rule 15c3-1, DHF is required to maintain minimum net capital equal to the greater of $100,000 or 12.5% of aggregate indebtedness. At December 31, 2008, DHF had net capital of $598,412, which was $498,412 above its required minimum net capital of $100,000.

The Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. During the year ended December 31, 2008, the Company was not required to and did not hold any customer money or securities.